March  23, 2009
United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Lyn Shenk, Branch Chief

RE:	Breeze-Eastern Corporation
Form 10-K: For the fiscal year ended March 31, 2008
Schedule 14A: For the period ended September 18, 2008
File Number: 01-7872
Dear Mr. Shenk:
This letter is in reference to your letter of February 5, 2009 to the Company regarding the above captioned Form 10-K and Schedule 14A. Each response set forth herein is numbered to correspond to the number with which the Staff’s comment was designated. In addition, a copy of the text of each such comment has been excerpted from your letter and precedes each of our responses herein. Capitalized terms used in this letter and not defined herein have the meanings ascribed thereto in the Form 10-K and Schedule 14A.
Form 10-K For the fiscal year ended March 31, 2008
Risk Factors, page 4
1.	In future filings, please remove the second to last sentence in the opening paragraph. All known material risks should be disclosed. If risks are not deemed material, you should not reference them.

Response: We will delete the referenced sentence in future filings.
Item 2: Properties, page 6
2.	We note that you continue to own property in Pennsylvania, New York and New Jersey that are no longer needed for operations and that an amount has been recorded as real estate held for sale on your consolidated balance sheet. Please clarify whether this line item includes all of these properties or only the Glen Head property described in note 1. With regard to the Glen Head property, we note that it is currently subject to a contract for sale pending an environmental remediation plan. Please tell us and revise to disclose your best estimate as to the expected date this property will be sold and whether contract terms provide for adjustments to the sales price under any circumstances or cancellation of the contract due to timing issues. To the extent any other properties have been on the market for longer than a year, tell us whether you have made any adjustments to the prices of the properties. If no adjustments have been made, tell us what consideration you have given that the properties are marketed at prices that may not be reasonable in relation to its fair value. See guidance in Example 11 (paragraph A23.b) in SFAS No. 144 and tell us how your accounting complies with this guidance. Also in this regard, please revise to provide disclosure on how the properties are being marketed, the market conditions in those areas, and how you determine the current fair value of each property at each balance sheet date.

Response: The property in Pennsylvania, which is carried on the books at a zero value, is not held for sale. The property is the subject of three consent orders with the Pennsylvania Department of Environmental Protection and two cost sharing agreements with the Federal government as disclosed in note 12 to the Company’s consolidated financial statements included in Form 10-K for the year ended March 31, 2008.

The property in Irvington, New Jersey, is held for sale; however, it is not being actively marketed given its location in a blighted area and other factors and is carried on our books at zero value.

The sales contract for the Glen Head, New York, property provides for the sale of the property for a price of $4 million, does not include a price adjustment clause and does not allow for termination of the contract. Thus the buyer cannot walk away from the contract without liability unless a buy-out or some other settlement is negotiated with the Company. The buyer has indicated to us its intent to build residential housing on the property and has been engaged in the lengthy process of securing the municipal approvals necessary to redevelop this industrial site for residential purposes.

Based on information provided by the buyer, the Company believes that all necessary approvals precedent to the sale of the Glen Head property are likely to be completed and the sale closed by June 2011. The property is the subject of a consent order with the State of New York pursuant to which the Company has developed a remediation plan for review and approval by the New York Department of Environmental Conservation and for which the Company has accrued estimated costs of approximately $1.7 million without discounting for present value. Neither the consent order nor the remediation plan affect the obligation of the buyer to close under the sales contract. At the time the sales contract was entered into in July 2001, the property had an appraised value of $3,280,000 without adjusting for the Company’s estimated cost of remediation, which is separately reserved. In 2005, the property had an appraised value of $4,160,000 without adjusting for the Company’s estimated cost of remediation. The property has not been appraised since 2005. Our future filings will, as appropriate, reflect the foregoing clarifications.
Summary Disclosure About Contractual Obligations and Commercial Commitments, page 19
3.	Please revise to include any agreements to purchase goods or services that are enforceable and legally binding to the company in your table as required by FR 67.

Response: The Company designs, develops, manufactures, sells and services sophisticated lifting equipment for specialty aerospace and defense applications. The Company’s manufacturing process is essentially that of assembling component parts into finished products. Virtually all the parts used in the equipment produced by the Company are made by third-party suppliers in accordance with customer specifications supplied by the Company. The Company’s purchases of parts relating to fulfillment of equipment orders under its sales contracts with customers are made by means of open purchase orders with the suppliers which are subject to cancellation by the Company. These purchase obligations of the Company are considered to be executory contracts. The timing and quantity requirements of the Company’s purchase orders with its suppliers is driven by the timing and quantity requirements of the equipment orders placed by the Company’s customers.

The supplier purchase orders contain provisions allowing the vendors to recover certain of their costs in the event of cancellation for convenience by the Company. The Company believes, however, that its potential loss exposure under these arrangements is remote and that any loss that did occur would be minimal. First, it is unlikely that the Company would cancel a supplier purchase order unless one of its customers cancelled an equipment order. The sales contracts between the Company and its customers normally contain provisions which would provide the Company with the opportunity to recover the costs associated with a customer’s cancellation of an equipment order for its convenience, which costs could include obligations of the Company to its suppliers in connection with that order. In addition, there are generally a relatively small number of parts subject to a specific supplier purchase order at any given point in time. Further, the historical experience of the Company has been that there have been no incidents of a customer of the Company terminating a sales contract for its convenience in the last ten years. Accordingly, the Company has had no loss experience relative to supplier purchase orders cancelled for convenience during that period.

In sum, the Company believes that it does not have ongoing purchase obligations with respect to its suppliers that are material in amount or that would result, individually or collectively, in a material loss exposure to the Company if cancelled for convenience. Furthermore, the Company’s purchase obligations for capital assets and services have not been material in amount. Our future filings will include clarifying statements reflecting the information provided above. Information with respect to material agreements for the purchase of goods or services which may be in effect in the future will be disclosed as appropriate.
Consolidated Valuation and Qualifying Accounts, page 52
4.	Please tell us what the amounts charged to “other accounts” as part of the environmental reserve in the fiscal years ended 2008 and 2007 represent and where these amounts have been recorded on your statement of operations.

Response: The amount of $250,000 was added to the environmental reserve in fiscal year 2008 in accordance with a contractual undertaking for a contingent liability relating to a sold facility. The Company agreed in the sales contract to be responsible for any environmental remediation of the facility up to $250,000. The increase in the reserve had the effect of reducing the Company’s gain on the sale of the facility.

Commencing in its fiscal year 2006, the Company began recording the monthly rental payments of $12,333 received from the tenant of the Company’s Irvington, New Jersey, facility as a debit to an escrow account and a credit to a reserve account to be used to repair or replace the roof at that facility. In fiscal year 2007, the tenant vacated the facility and at that time it was determined that the established reserve would be used for such environmental remediation and/or testing as would be required to bring the facility to a standard that would be sufficient to meet applicable statutory requirements. The facility is carried in the accounts of the Company at a zero value. The Company believes that the facility will be disposed of with no further impact to its statement of operations.
Schedule 14A for the period ended September 18, 2008
Compensation Discussion & Analysis, page 15
5.	We note your disclosure regarding compensation for the named executive officers. For example, we note your discussion that specific factors affecting compensation decisions include specific financial measurements, operational goals and individual performance objectives. In future filings, please disclose all targets or goals which must be achieved in order for your executive officers to earn their base salary, annual cash bonus or equity incentive compensation.

Please include qualitative and quantitative disclosure regarding the determination of targets or goals and the targets or goals actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: These disclosures will be addressed in future filings.
Base Salary, page 15
6.	We note your disclosure that decisions regarding salary increases take into account amounts paid to the executive’s peers outside the company. In future filings, please identify any companies to which you benchmark your salaries. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: This will be addressed in future filings.
Summary Compensation Table, page 18
7.	In future filings, please provide a footnote identifying the types of perquisites or personal benefits, amounting to more that $10,000, of the “all other compensation” column within the summary compensation table. Refer to instruction 4 to Item 402(c)(2)(ix) or Regulation S-K.

Response: This footnote will be included in future filings.
Related Party Transactions, page 23
8.	In future filings, please include a discussion regarding your policy for review and approval of related party transactions. Refer to Item 404(b) of Regulation S-K.

Response: This discussion will be included in future filings.

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As requested, this correspondence has been filed on EDGAR. Please contact me at (908) 624-4210 should you or the Staff involved in this review have any questions concerning this response letter.
Thank you for your attention to this matter.

Sincerely,
/s/ Joseph F. Spanier
Joseph F. Spanier,
Executive Vice President, Chief Financial Officer and Treasurer